September 29, 2006

Securities and Exchange

Commission

Washington, D.C. 20549

Attention:

Mr. Michael Fay

Mail Stop 3561

Re:       Sequa Corporation

File No. 1-804

Form 10-K: For the Year Ended December 31, 2005

Form 10-Q: For the Quarterly Period Ended June 30, 2006

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit responses to the comments of the staff regarding the Company’s Form 10-K for the year ended  December 31, 2005 and Form 10-Q for the period ended June 30, 2006 as set forth in your letter dated September 18, 2006 (the “Comment Letter”).

In responding to your comments, the Company acknowledges:

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The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have numbered the Company’s responses to the staff’s comments to correspond to numbers used in the Comment Letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

We observed from Note 10 to your financial statements that your domestic operations have incurred significant losses from continuing operations in each of the last three fiscal years, while your foreign operations have recognized significant amounts of income from continuing operations in each of the last three years. As such, please revise your MD&A in future filings to include a separate qualitative and quantitative discussion of the factors contributing to the significant disparities between the results of operations reported by your domestic operations and your foreign operations. Your future MD&A disclosure should also discuss, on an individual basis, trends or other factors which have impacted the results of operations of your domestic and/or foreign operations.  For example, please discuss i) the factors that resulted in the reduction of the loss from continuing operations recognized by your domestic operations from approximately $47.4 million in fiscal year 2004 to approximately $9.9 million in fiscal year 2005 and ii) whether similar improvements to the results of operation reported by your domestic operations can be expected in the future.  Your response should include a sample of the expanded MD&A disclosures that you intend to include in future filings.

In future filings, the Company will include a separate qualitative and quantitative discussion of the factors contributing to the significant disparities between the results of operations reported by our domestic operations and our foreign operations.  The discussion will include trends or other factors which have impacted the results of operations of our domestic and/or foreign operations.  The following is a sample of the additional MD&A disclosure which the Company will include in future filings:

Income from continuing operations before income taxes was $60.1 million for the year ended December 31, 2005 which was comprised of $70.0 million of profits earned by Sequa’s foreign operations and $9.9 million of losses incurred by Sequa’s domestic operations.  For the year ended December 31, 2004, Sequa’s foreign operations contributed $60.0 million of income from continuing operations before income taxes and the domestic operations incurred $47.4 million of losses from continuing operations before income taxes.   The results of the domestic operations include approximately $72.0 million of interest expense for each of the years ended December 31, 2005 and 2004, incurred primarily on the Senior Unsecured Notes.  The decrease in the loss incurred by the domestic operations from 2004 to 2005 primarily reflects higher operating results at the domestic operations of the Aerospace, Automotive, Metal Coating and Industrial Machinery segments as well as a reduction in corporate expenses.   The improvement in results from domestic operations is expected to continue based on improvements in the operating results of our domestic operations and a reduction in domestic interest expense through redemption of a portion of the outstanding Senior Unsecured Notes.

Operating Results 2005-2004

Equity in Income (Loss) of Unconsolidated Joint Ventures

2.

We note you reported “equity in income of unconsolidated joint ventures” of approximately $9.7 million and $15.6 million for the fiscal years ended December 31, 2004 and December 31, 2005, respectively.  Furthermore, it appears that your equity income from unconsolidated joint ventures is trending higher in fiscal year 2006, as you have reported “equity in income of consolidated joint ventures” of approximately $10.0 million for the six months ended June 30, 2006 compared to approximately $6.1 million for the six months ended June 30, 2005.  Given i) the significant increase in the amount of equity income recognized from unconsolidated joint ventures in fiscal year 2005, when compared to the amount recognized fiscal year 2004, ii) the increase in equity income recognized for the six-month period ended June 30, 2006, when compared to the amount recognized for the six-month period ended June 30, 2005, and iii) the significance of your equity income relative to your net income, please expand your disclosures in MD&A to discuss any significant trends or other factors which have contributed to the increase in net income recognized by your joint ventures.  In addition, please discuss whether you expect such trends or factors to continue to contribute to significant growth in equity income recognized from your joint ventures in future periods.

In future filings, the Company will expand the disclosures in MD&A to discuss any significant trends or other factors which contribute to the increase/decrease in net income recognized by the joint ventures.  The following is a sample of the additional MD&A disclosure which the Company will include in future filings:

Equity in income (loss) of unconsolidated joint ventures was $10.0 million for the six months ended June 30, 2006 compared to $6.1 million for the six months ended June 30, 2005.  The increase is primarily attributable to increased sales at certain of the joint venture operations stemming from continuing efforts in obtaining approvals to provide coating services or manufacture components for OEM customers.  Profits from the joint ventures are expected to continue to increase as the joint ventures work to increase their portfolio of new service and part offerings.

Liquidity and Capital Resources

3.

We note that your facility agreement with Barclays Bank PLC restricts the amounts that you may expend on investments in joint ventures.  Given that you disclose in the business section of your document that the strategy of Chromalloy - your company’s largest operating unit - includes the active pursuit of joint venture opportunities aimed at strengthening ties to certain OEMs and customers, we believe that you should disclose i) the specific restrictions on the amounts which you may invest in joint ventures and ii) whether such restrictions are expected to affect your operations or growth in future periods.

In future filings, the Company will expand the disclosures in MD&A to include the specific restrictions on the amounts which may be invested in joint ventures and whether such restrictions are expected to affect operations or growth in future periods. The following is a sample of the additional MD&A disclosure which Sequa will include in future filings:

Certain foreign units in the Specialty Chemicals and Aerospace segments are restricted by covenants in the Facility Agreement with Barclay’s Bank to make investments in joint ventures in excess of 10.0 million British pounds in aggregate from the date of the Facility Agreement.  As of September 30, 2006, the Company has not made any investments in joint ventures since the date of the Facility Agreement.  Sequa believes that the joint ventures owned by these foreign units are adequately capitalized and any new investments, if required, could be funded through Sequa.  Therefore, Sequa does not expect this restriction to affect the operations or future growth of the joint ventures.

Significant Accounting Policies and Estimates

Revenue Recognition

4.

We note your disclosure that you recognize revenue in accordance with the EITF No. 00-21 for arrangements that have been entered into after June 30, 2003 which call for multiple deliverables. However, based upon the description of your segments, we are unclear as to the nature of the arrangements that result in multiple deliverables. As such, please tell us:

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The nature of your contractual arrangements that result in the performance of multiple revenue-generating activities, including the nature of the products and/or services to be delivered in accordance with such arrangements.

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Whether you believe your arrangements requiring multiple deliverables consist of more than one unit of accounting and the basis for your conclusion.

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How revenues are allocated between separate units of accounting, if your arrangements have been deemed to consist of more than one unit of accounting.

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The impact of the application of EITF No. 00-21 on the timing of revenue recognition.

Your disclosures regarding your revenue recognition policies should also be expanded in future filings to summarize the material details of the information requested in our comment. Please provide a sample of your proposed expanded disclosures regarding your revenue recognition policies.  Refer to paragraph 18 of EITF No. 00-21.

Sequa has two segments that have contractual arrangements which result in the performance of multiple deliverables. The Industrial Machinery segment, which consists solely of MEGTEC Systems, Inc. (“Megtec”), manufactures and sells large industrial equipment.  The Aerospace Segment, which is comprised entirely of Chromalloy Gas Turbine Corporation (“Chromalloy”), repairs and manufactures component parts for airplane engines and industrial turbines.  See response in number five below for a more detailed discussion of the application of EITF 00-21 to the Aerospace segment.  For certain contracts which include multiple deliverables, such as installation, training, aftermarket supplies or service, the Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables.  For example, Megtec sells industrial equipment and provides installation for such equipment.  These services are sold separately by other vendors and by Megtec on a standalone basis. The Company, based on its analysis of EITF 00-21 and the revenue arrangements, determined that these contracts were in fact multiple element arrangements and that there was more than one unit of accounting. The Company made this determination because (1) the delivered element(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), delivery or performance of the undelivered element(s) is considered probable and is substantially in the control of the Company. The Company allocates the revenue among separate units of accounting by taking the total arrangement consideration and allocating it to the separate units of accounting based on each component’s objectively determined fair value, such as sales prices for the component when it is regularly sold on a standalone basis or third-party prices for similar components or services. At Megtec, the application of EITF 00-21 has not had a significant impact on the timing of revenue recognition as the delivery and installation of the equipment happen within a relatively short period of time.  See response in number five below for a more detailed discussion of the application of EITF 00-21 to the Aerospace segment.

The Company will include the following disclosure in future filings:

The Industrial Machinery segment, which consists solely of MEGTEC Systems, Inc., manufactures and sells large industrial equipment.  The Aerospace Segment, which consists solely of Chromalloy Gas Turbine Corporation, repairs and manufactures component parts for airplane engines and industrial turbines, certain of which is provided under long term material-by-the-hour and power-by-the-hour contracts.  For contracts that include multiple deliverables, such as installation, repair, training, aftermarket supplies or service, the Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to determine whether the contract or arrangement contains more than one unit of accounting.  An arrangement is separated if (1) the delivered element(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and is substantially in the control of the Company.  If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting.  The total arrangement consideration is allocated to the separate units of accounting based on each component’s objectively determined fair value, such as sales prices for the component when it is regularly sold on a standalone basis or third-party prices for similar components.  If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

5.

You state that revenue is recognized under your material-by-the-hour and power-by-the-hour contracts based on the estimated fair value of units shipped. You also state that i) revenue associated with unbilled receivables is limited to amounts contractually recoverable and ii) estimates of total contract revenues and costs are reviewed at a minimum each quarter.  As the revenue earning process of your material-by-the-hour and power-by-the-hour contracts does not appear to be disclosed, and your revenue recognition policy does not clearly discuss how the recognition of revenues and costs relates to the revenue earning process, please tell us and expand your disclosures to provide information including, but not limited to, the following:

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A brief description of your material-by-the-hour and power-by-the-hour contracts, on an individual basis, which includes a discussion of i) the contracted services, ii) the timing of when services are provided,  iii) the unit of revenue measurement or whether the entire contract is assigned a revenue value, and iv) the timing of when customers are billed.

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A description of how engine usage relates to the maintenance services that you provide, and whether the amount of engine usage by your customers directly impacts the amount of revenue recognized or the timing of revenue recognition.

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A description of how revenues and costs are measured, the timing of   recognition, and how the timing of revenue recognition relates to the earning process.

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A description of when you consider unbilled receivables to be earned, and how such amounts are determined to be contractually recoverable.

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How your revenue recognition policies with regard to your material-by-the-hour and power-by-the-hour contracts comply with U.S. GAAP.

As a part of your response, also tell us the factors that resulted in a $1,819,000 charge in the second quarter of fiscal year 2006 to reserve for unbilled trade receivables in excess of the amount contractually recoverable.

A brief description of your material-by-the-hour and power-by-the-hour contracts, on an individual basis, which includes a discussion of i) the  contracted services, ii) the timing of when services are provided, iii) the unit of revenue measurement or whether the entire contract is assigned a revenue value, and iv) the timing of when customers are billed.

The following is a brief description of the material-by-the-hour (MBTH) and power-by-the-hour (PBTH) contracts currently in place:

In April 2005, Chromalloy Gas Turbine Corporation (Chromalloy), a wholly owned subsidiary of Sequa Corporation, began to provide maintenance, repair and overhaul services to a commercial airline customer under a five year PBTH contract for a defined fleet of engines.  Services are provided as required to keep the fleet of engines in good working order.   Services include the complete overhaul of an engine for which the scope of work depends on factors, such as the operating condition of the engine, hours and cycles flown.  The unit of revenue measurement is a shipped overhauled engine.  The customer is billed monthly based on actual engine flight hours multiplied by an agreed upon rate.

In November 2004, Chromalloy began to provide maintenance and repair services to a commercial airline customer under a ten year PBTH contract for a defined fleet of auxiliary power units (APUs) and line replaceable units (LRUs).  Services are provided as required to keep the fleet of APUs and LRUs in good working order.   Services include the repair and/or part replacement of all APU/LRU components.  The unit of revenue measurement is an overhauled APU or LRU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

In March 2004, Chromalloy began to provide maintenance and repair services to a commercial airline customer under a ten year MBTH contract for a defined fleet of engines.  Services are provided as required to keep the fleet of engines in good working order.   Services include the repair and/or part replacement of specified engine module kits.  The unit of revenue measurement is an overhauled engine module.  The customer is billed monthly based on actual engine flight hours multiplied by an agreed upon rate.

In March 2004, Chromalloy began to provide maintenance and repair services to a commercial airline customer under a five year PBTH contract for a defined fleet of auxiliary power units (APUs).  Services are provided as required to keep the fleet of APUs in good working order.   Services include the repair and/or part replacement of all APU/LRU components.  The unit of revenue measurement is an overhauled APU or LRU.  The customer is billed monthly based on actual aircraft flight hours multiplied by an agreed upon fixed rate.

In January 2004, Chromalloy began to provide maintenance and repair services to a commercial airline customer under a five year PBTH contract for a defined fleet of auxiliary power units (APUs).  Services are provided as required to keep the fleet of APUs in good working order.   Services include the repair and/or part replacement of specified components.  The unit of revenue measurement is an overhauled APU or LRU.  The customer is billed monthly based on adjusted aircraft flight hours multiplied by an agreed upon fixed rate.

In June 2001, Chromalloy began to provide maintenance and repair services to a commercial airline customer under a ten year PBTH contract for a defined fleet of auxiliary power units (APUs).  Services are provided as required to keep the fleet of APUs in good working order.   Services include the repair and/or part replacement of specified components.  The unit of revenue measurement is a defined kit of components for an APU.  The customer is billed monthly based on actual APU hours multiplied by an agreed upon fixed rate.

A description of how engine usage relates to the maintenance services that you provide, and whether the amount of engine usage by your customers directly impacts the amount of revenue recognized or the timing of revenue recognition.

Engine usage has a direct impact on the type of maintenance services required to keep a fleet in a serviceable condition.  The number of engine flight hours and cycles (i.e., usage) directly correlates to the frequency of engine shop visits.   As a result, an increase in engine flight hours will generally result in an increase in repair services required over the term of the contract and an increase in revenue under the contract.  However, as discussed below, the timing of revenue recognition is determined based on the period in which the repair services are performed and delivered to the customer.

A description of how revenues and costs are measured, the timing of recognition, and how the timing of revenue recognition relates to the earning process.

The Company recognizes revenue on repair services when the repaired unit is shipped to the customer.  In accordance with EITF 00-21, the revenue recognized for the repair services is based on objective and reliable evidence of the fair value of the deliverables (i.e., services provided) which is determined based on the prices that are charged to other customers for similar repair services. The total arrangement consideration (which exceeds the aggregate fair value of all repairs estimated to be delivered under the arrangement) is allocated to the separate units of accounting (i.e., the individual repair services delivered) based on their relative fair values (the relative fair value method) in accordance with paragraph 12 of EITF 00-21.  Costs are recognized on an actual basis as repaired units are delivered.

A description of when you consider unbilled receivables to be earned, and how such amounts are determined to be contractually recoverable.

On a monthly basis, billings are issued to the customer based on actual operating hours of the defined fleet multiplied by the agreed upon fixed rate.  Any excess of revenue recognized (based on the fair value of repairs that were made to each unit shipped) and accounts receivable recorded (based on operating hours) are recorded as unbilled revenue at month end.   At the end of each quarter the Company analyzes the recoverability of the unbilled amounts by comparing such amounts to the amounts recoverable under the terms of the contract.

In paragraph 15 of EITF 00-21, the Task Force reached a consensus that the amount recorded as an asset for the excess of revenue recognized under the arrangement over the amount of cash or other consideration received from the customer since inception of the arrangement should not exceed all amounts to which the vendor is legally entitled.  As a result of the termination for convenience clauses in certain of the PBTH contracts, Chromalloy applies the guidance in paragraph 15 at each month end.  The $1.8 million charge, recorded as a reduction of revenue, in the second quarter of 2006 represented the excess unbilled receivable at June 30, 2006 over the amount to which Chromalloy is legally entitled to collect in accordance with the termination provisions in one of its PBTH contracts.  These provisions include a termination for convenience clause without penalty or obligation, except for any obligation which may have accrued prior to such termination, upon no less than ninety days prior written notice.  At each month end, Chromalloy calculates the amount it would be legally entitled to under this termination provision and records a provision for any unbilled revenue balance in excess of this amount.  Paragraph 14 of EITF 00-21 does not permit Chromalloy to consider the probability that performance of the arrangement will occur.

How your revenue recognition policies with regard to your material-by-the-hour and power-by-the-hour contracts comply with U.S. GAAP.

For reasons discussed above, Sequa believes its revenue recognition policy related to its MBTH and PBTH contracts is in accordance with US GAAP.  Specifically the revenue recognition methodology is in compliance with SAB 104 and EITF 00-21.  In addition, the PBTH accounting was reviewed by the national office of our previous auditors, Ernst and Young LLP, who concurred with the Company’s conclusion that the Company’s revenue recognition methodology for these contracts was in compliance with SAB 104 and EITF 00-21.

See response in number four above for expanded disclosure the Company will provide in future filings.

Pensions

6.

We observed from Note 14 to your financial statements that you recognized an actuarial loss related to your funded defined benefit pension plans of approximately $25.6 million in fiscal year 2005.  Given the significance of the actuarial loss recognized in fiscal year 2005 relative to the actuarial loss recognized in the prior fiscal year, and given the fact that you consider estimates and judgments related to your pension accounting to be critical accounting estimates, please tell us and expand your disclosure in MD&A to discuss i) the underlying factors that resulted in the recognition of the significant actuarial loss in fiscal year 2005, ii) whether similar actuarial losses can be expected in the future, iii) and whether you expect to change any of the estimates which directly impact your pension expense or pension liabilities as a result of the actuarial loss recognized in 2005 or the underlying factors which caused the actuarial loss.

In future filings, the Company will expand the disclosure in MD&A to discuss the underlying factors that resulted in the recognition of the significant actuarial loss in 2005, whether similar actuarial losses are expected in the future, and whether the Company expects to change any of the estimates which directly impact the pension expense or pension liabilities as a result of the actuarial loss recognized in 2005 or the underlying factors which caused the actuarial loss.  The following is a sample of the additional MD&A disclosure which the Company will include in future filings:

In 2005, Sequa used the RP2000 mortality table to calculate the benefit obligations for its defined benefit plans.  The change to the RP2000 mortality table from the 83GAM mortality table used in 2004 resulted in an actuarial loss of approximately $14 million.  In addition, Sequa lowered the discount rate used to value its projected benefit obligation from 6% in 2004 to 5.85% in 2005.  This change resulted in an actuarial loss of approximately $10 million. Sequa currently expects to continue to use the RP2000 mortality table for its 2006 actuarial valuation and at this time does not expect to experience a significant actuarial loss in 2006 for its defined benefit plans.

Item 8. Financial Statements and Supplementary  Data

Consolidated Statement of Cash Flows

7.

We note that you reconcile “Income (loss) from continuing operations before income taxes” to “Net cash provided by (used for) operating activities” in your cash flow statement.  While i) we do not object to the separate disclosure of cash flows from discontinued operations and ii) we note that paragraph 92 of SFAS No. 95 requires that the total amount of income taxes paid be disclosed, paragraph 28 of SFAS No. 95 requires an enterprise to reconcile net income to net cash flow from operating activities, if the enterprise chooses not to provide information about major classes of operating cash receipts and payments using the direct method.  As such, please revise the operating section of your statement of cash flows, in future filings, to reconcile net income to “Net cash provided by (used for) continuing operations” and/or “Net cash provided by (used for) operating activities.  For further guidance, please refer to the speech by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments. You can access the speech at http://www.sec.gov/news/speech/spch120605jl.htm.

In future filings, the Company will revise the operating section of the Statement of Cash Flows to reconcile Net Income from continuing operations to Net cash provided by (used for) continuing operations and/or Net cash provided by (used for) operating activities.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Foreign Currency Translation

8.

Based upon your disclosure of foreign income from continuing operations in Note 10 to your financial statements, it appears that you conduct a material amount of your operations in foreign countries. Furthermore, we note that you have recognized material translation gains or losses in other comprehensive income for each of the last three years.  Given the significance of your foreign operations, please provide all of the disclosures required by paragraphs 30 and 31 of SFAS No. 52 in your future filings.  For example, your future filings should include the disclosure of the aggregate transaction gain or loss included in determining net income, if any.

In future filings, the Company will provide all of the disclosures required by paragraphs 30 and 31 of SFAS No. 52 including the disclosure of the aggregate transaction gain or loss included in determining net income, if material.   In 2005 and 2004, the Company recorded net foreign currency transaction gains (losses) of $0.2 million and $(0.1) million, respectively.

Note 4. Investments and Other Receivables

9.

Please describe for us, and quantify the amount of, any transactions between Sequa-and its consolidated subsidiaries - and its investments in unconsolidated joint ventures.

Certain of Sequa’s consolidated subsidiaries in the Aerospace segment sell repair services, coating services and components to its unconsolidated joint ventures.  For the six months ended June 30, 2006, Sequa and its consolidated subsidiaries recognized sales of $11.8 million to its joint ventures.  Purchases from its joint ventures amounted to $6.7 million for the six months ended June 30, 2006.   Sequa also provides certain administrative services, such as insurance coverage and employee services, to certain of its joint ventures for which it charged $4.0 million for the six months ended June 30, 2006.  In future filings, the Company will disclose the nature of transactions with its unconsolidated joint ventures and quantify the amounts, if material.

Note 6. Property, Plant and Equipment, Net

10.

We note your disclosure that in 2004 depreciation expense includes $4,146,000 related to asset impairment charges.  If in future periods impairment charges are material relative to your net income recognized for the period, please expand your disclosure in the notes to the financial statements that include the period in which the impairment loss was recognized to provide i) a description of the impaired long-lived asset or asset group, ii) the facts and circumstances leading to the impairment, and iii) a discussion of the method or methods used to determine the fair value of the impaired assets.  Refer to the requirements of paragraph 26 of SFAS No. 144.

In future filings, if impairment charges are material relative to net income for the period, the Company will expand the disclosure in the notes to the financial statements to include a description of the impaired asset, the facts and circumstances leading to the impairment, and a discussion of the method used to determine the fair value of the impaired asset.

Note 9. Indebtedness

11.

We note that on December 21, 2005 you entered into a debt facility agreement with Barclays Bank PLC which included the issuance of a $100 million variable rate, multicurrency loan, which is to be paid over five years.  Please disclose i) the base rate (e.g. libor or prime) and ii) the margin above or below the base rate, which are used to determine your periodic interest payments. Refer to the requirements of Rule 5-02 (22)(a)(1) of Regulation S-X.

In future filings, the Company will disclose the interest rate on the debt facility agreement with Barclay’s Bank PLC.  The following is a sample of the additional disclosure which the Company will include in future filings:

Borrowings under the Facility Agreement bear interest at the London Interbank Offered Rate (LIBOR) plus an incremental margin ranging from 1.25% to 1.75% based on certain financial covenants.  The average interest rate for borrowings under the Facility Agreement was approximately 6.1% for the six months ended June 30, 2006.

Note 10. Income Taxes

12.

We note that you had domestic tax net operating loss carryforwards (“NOLs”) of  $171,589,000 at December 31, 2005.  However, it appears that you have not recorded a valuation allowance related to your domestic tax net operating loss carryforwards as you believe that they will be utilized before their expiration through future reversals of existing taxable temporary differences, future earnings, and available tax planning strategies. Furthermore, you state that your ability to generate the expected amounts of domestic taxable income from future operations is partially dependent upon the state of the airline industry. Given that i) you have experienced losses from the continuing operations of your domestic operations for each of the last three years, ii) your largest business segment services the airline industry, which has been confronted by a difficult operating environment and multiple bankruptcies of large commercial airlines, and iii) your NOLs begin to expire in 2010, please tell us how you have determined that NOLs will more likely than not be realized. Refer to paragraphs 17 (e) and 20 through 25 of SFAS No. 109. In addition, please tell us when you expect your domestic operations to recognize income from continuing operations, and the basis for your conclusion. Also, provide us further details regarding the amount and timing of the expiration of your NOLs over the period 2010 through 2024.

Management considered all factors, both positive and negative, when making its determination as to whether it was more likely than not that the deferred tax assets would be realized.  The Company in the normal course of business prepares an annual forecast for both book and tax income.  Sequa had $29 million of domestic taxable income from continuing operations in 2005 and is currently projecting $28 million of domestic taxable income from continuing operations for 2006.   In addition, Sequa is currently projecting $60 million of domestic taxable income from discontinued operations in 2006, comprised of approximately $46 million from the sale of assets and $14 million from its investments in leveraged leases.  Year to date, the Company has closed on asset sales resulting in taxable income of $35 million and is in the process of closing on the remaining forecasted sales.  Sequa is currently projecting domestic book income from continuing operations will be $20 million for 2006.

The other significant factor generating taxable income is the reversal of temporary differences for fixed asset depreciation.  The bonus depreciation provisions put in place in 2001 (allowing taxpayers to immediately deduct half of their purchase cost) have resulted in a great amount of tax depreciation deductions on the 2001 through 2004 tax returns.  Due to the accelerated recovery of cost for tax purposes, this temporary difference will be reversing and as a result book depreciation will exceed tax.

Management also considered the fact that Sequa has never had a federal NOL carry-forward expire unutilized, the Company has had domestic taxable income in the last two years and the expiration of the carry-forward period for the NOLs are from 2010 to 2024.

The following table, which provides the amounts and timing of the expiration of the domestic tax NOL carry-forward, demonstrates that the majority of the carry-forwards begin to expire in 2021.  As discussed above, the taxable income projected for 2006 would utilize the portions expiring in 2010 through 2020.

Year of Expiration	Amount (in Millions)
2010	$36.5
2011	12.0
2019	6.4
2020	0.6
2021	61.9
2022	36.2
2023	16.7
2024	1.3
Total	$171.6

Based on the factors noted above, management concluded that it was more likely than not that the deferred tax assets will be realized.

Note 23. Supplemental Cash Flow Information

13.

We note your disclosures regarding “(Returns)/ investments in joint ventures” and the related cash (received) or paid. However, it is unclear what the amounts that have been presented represent, or how the amounts reconcile with other financial information regarding your joint ventures included in your financial statements (e.g. investment in unconsolidated joint ventures balance included in balance sheets; equity in income of unconsolidated joint ventures included in your statement of operations; or equity in income, net of earnings distributions included in your cash flow statement). As such, please advise us of the nature of the amounts included in your supplemental cash flow information and/or reconcile such amounts to the other financial information regarding your joint ventures.

The amount disclosed in Note 23 as “(Returns)/ investments in joint ventures” represents earnings distributions received from joint ventures net of cash contributions made to joint ventures.  The following is a reconciliation of this amount to other financial information regarding the joint ventures:

Equity in income of joint ventures (statement of income)	$15.6
Earnings distributions received from joint ventures	(7.7)
Equity in income of joint ventures, net of earnings distributions (statement of cash flow)	7.9

Earnings distributions received from joint ventures (see above)	(7.7)
Cash contributions made to joint ventures (included in other investing activities in the statement of cash flows)	1.9
Earnings distributions, net of contributions (Note 23)	(5.8)

In future filings, the Company will separately present cash contributions to joint ventures as a separate component of cash used by investing activities.

Note 24. Segment Information and Geographic Data

14.

We noted the following information regarding your company’s segments:

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Your Aerospace segment repairs turbine engine components, manufactures components for supply to manufacturers of jet engines, and leases jet engines.

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Your Automotive segment consists of two businesses which manufacture different types of automotive parts.

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Your Industrial Machinery segment manufactures air flotation dryers for graphic arts and other markets, as well as, emission control systems for industrial applications.

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Your other products segment markets men’s formalwear and manages properties.

Given that each of the aforementioned segments offers more than one product or service, please report revenues from external customers for each major product and service, or group of similar products and services, in accordance with paragraph 37 of SFAS No. 131.

Sequa’s Aerospace segment, which consists solely of Chromalloy, provides aftermarket services to the commercial aviation industry which represented 31% of Sequa’s consolidated revenues in 2005.  Chromalloy provides similar services to the military and for industrial application which represented 3% and 4%, respectively, of Sequa’s consolidated revenues in 2005.  Chromalloy also provides services to original equipment manufacturers as part of their manufacture of new parts which represented 4% of Sequa’s consolidated revenues in 2005.  All other revenues of the Aerospace segment, including lease revenue, comprised less than 3% of Sequa’s consolidated revenues in 2005.

Sequa’s Automotive segment, which consists of ARC Automotive, Inc. and Casco Products Corporation, sells automotive components to suppliers in the automotive industry.  Of the products sold in 2005, 13% of consolidated sales represented sales of inflators used in airbags.  All other products combined represented 6% of Sequa’s consolidated revenues in 2005.

Sequa’s Industrial Machinery segment, which consists solely of Megtec, manufactures graphic arts equipment and emission control equipment which represented 5% and 4%, respectively, of Sequa’s consolidated revenues in 2005.

Sequa’s Other Products segment includes After Six, a supplier of men’s formalwear, and Centor, a real estate management firm, which combined represent less than 1% of Sequa’s consolidated revenues in 2005.

In future filings, the Company will expand its disclosures in accordance with paragraph 37 of SFAS No. 131 to include revenues derived from products and services which represent greater than 10% of consolidated sales.  The following is an example of the additional disclosure:

In 2006, 2005 and 2004, products or services which represented greater than 10% of Sequa’s consolidated sales included repair services provided by our Aerospace segment to commercial aviation customers of $716.0 million, $613.0 million and $509.8 million, respectively, and airbag inflators sold by our Automotive segment of $252.7 million, $251.0 million and $248.5 million, respectively .

Form 10-Q: For the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

15.

We note from your disclosures that you recognized a $3.9 million provision for claims associated with repair services provided to certain commercial airline customers during the quarterly period ended June 30, 2006. Please tell us the factors that resulted in the recognition of this provision. In your response, please specifically address the timing of recognition of the provision. Also tell us whether you have historically reserved for similar claims in your financial statements.

In June 2006, Chromalloy was notified by a customer of a claim that certain repairs that Chromalloy provided to the customer may have been defective. Chromalloy agreed to replace the parts which it had repaired during the period from October 2005 through June 2006.  The cost of this commitment was estimated at $3.9 million.  Since the services were provided by Chromalloy prior to June 30, 2006, the claim occurred in the period ended June 30, 2006, and the liability was probable and estimable based on Chromalloy’s committed course of action, Sequa accrued the estimated liability for this matter as of June 30, 2006 in accordance with SFAS No. 5. Sequa accounts for customer claims in accordance with SFAS No. 5 and discloses individual claims if material.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Operating Income

16.

Please tell us how you classified the $4.6 million cash advance from an insurance carrier in your statement of cash flows and explain to us the basis for your presentation. As part of your response, tell us the type of insurance policy from which you collected the advance. That is, identify whether it is a business interruption policy or a policy that protects you against damage to assets. Refer to paragraph 22(c) of SFAS No. 95 and a speech by Joel Levine at the 2005 Thirty- Third AICPA National Conference on Current SEC and PCAOB Developments. You can access the speech at http://www.sec.gov/news/speech/spch120605jl.htm.

The $4.6 million cash advance from the insurance carrier is presented in the statement of cash flows according to the underlying nature of the reimbursed loss.  The advance was collected from Sequa’s property insurance policy. Approximately $1.4 million of the cash advance was for replacement of fixed assets and is presented in cash flows from investing activities.  The remaining amount of $3.2 million was for reimbursement of inventory and outside services related to the operations of the facility and is presented in cash flows from operating activities.

We trust that, in providing all of the requested information and undertaking to include certain additional disclosures in our future filings, we have been responsive to the Comment Letter.  If you have any questions relating to the Company’s responses to the Comment Letter, please call me at 201-343-1122 extension 2244.

Very truly yours,

BY  /s/Donna M. Costello

Donna M. Costello

Vice President and Controller

   cc:  Kenneth J. Binder

– Senior Vice President, Finance

Diane C. Bunt

– Secretary and Senior Associate General Counsel

Joseph Duggan

– KPMG LLP

Peter Tryhane

– Ernst & Young LLP